November 12, 2010

VIA EDGAR

Mr. Justin Dobbie
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:       AMERCO
Form S-3
Filed October 7, 2010
File No. 333-169832

Form 10-K
Filed June 9, 2010
Definitive Proxy Statement
Filed July 15, 2010
File No. 001-11255

Dear Mr. Dobbie:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “staff”), dated November 3, 2010, to Edward J. Shoen, President and Chairman of the Board of AMERCO (the “Company” or “AMERCO”), regarding the Company’s Form S-3 filed October 7, 2010 (the “S-3”), its Form 10-K for the fiscal year ended March 31, 2010, filed June 9, 2010 (the “10-K”), and the Company’s Definitive Proxy Statement filed July 15, 2010 (the “Definitive Proxy Statement”). We appreciate the opportunity to respond to your comments and understand that the purpose of your review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment sets forth the Company’s response.

Form S-3 filed October 7, 2010

General

Staff’s Comment:

1. Please be advised that your outstanding comments concerning the Form 10-K must be resolved prior to the effectiveness of the Form S-3 registration statement.

Mr. Justin Dobbie
Division of Corporate Finance
U.S. Securities and Exchange Commission

Company’s Response:

We acknowledge the Staff’s comment that outstanding comments must be resolved prior to the effectiveness of the S-3.

Signatures
Staff’s Comment:

2. Your Form S-3 must be signed by your controller or principal accounting officer. If any person occupies more than one of the positions specified in Instruction 1 to Signatures on Form S-3 you should indicate each capacity in which that person signs the registration statement. Please revise.

Company’s Response:

We will revise the S-3 filing to have our Chief Accounting Officer sign the document and to further clarify that the person occupying our Chief Accounting Officer position is signing as both our principal financial officer and principal accounting officer, as such terms are used in “Instruction 1 to the Signatures on Form S-3.”

Exhibit 5.1
Staff’s Comment:

3. Please remove the last paragraph on the first page of the opinion. It is inappropriate for counsel to assume facts underlying the opinion.

Company’s Response:

In response to the Staff’s comment our counsel has revised its opinion letter and re-filed the same as new Exhibit 5.1.

Staff’s Comment:

4. Please remove the penultimate paragraph. Such qualifications are inappropriate.

Company’s Response:

See our response to comment number 3 above.

Form 10-K filed June 9, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Principles of Consolidation, page 18.

Mr. Justin Dobbie
Division of Corporate Finance
U.S. Securities and Exchange Commission

Staff’s Comment:

5. You indicate that triggering events in prior periods required you to reassess your involvement with the SAC Holding entities. In this regard, please revise your disclosure to include an affirmative statement that no triggering events occurred or, if such events occurred, that they did not result in a change in your involvement with the SAC Holding entities. In addition, also tell us and revise future filings to disclose the nature of the triggering events that occurred in November 2007.

Company’s Response:

In future filings, until a time at which such disclosure is no longer required, we will clarify our existing disclosure to include the following regarding triggering events:

It is possible that SAC Holdings could take actions that would require us to re-determine whether SAC Holdings remains a VIE and we continually monitor whether we have become the primary beneficiary of SAC Holdings.  Should we determine in the future that we are the primary beneficiary of SAC Holdings, we could be required to consolidate some or all of SAC Holdings within our financial statements.  For the periods covered in this report no such triggering events have occurred.

We disclosed the nature of the triggering event that occurred in November 2007 beginning in our December 31, 2007 10-Q. This disclosure will be included in applicable future filings:

In November 2007, Blackwater contributed additional capital to its wholly-owned subsidiary, SAC Holding II. This contribution was determined by us to be material with respect to the capitalization of SAC Holding II; therefore, triggering a requirement under FIN 46(R) for us to reassess the Company’s involvement with those entities. This required reassessment led to the conclusion that SAC Holding II had the ability to fund its own operations and execute its business plan without any future subordinated financial support; therefore, the Company was no longer the primary beneficiary of SAC Holding II as of the date of Blackwater’s contribution.

Accordingly, at the date AMERCO ceased to be considered the primary beneficiary of SAC Holding II and its current subsidiaries, it deconsolidated these entities. The deconsolidation was accounted for as a distribution of SAC Holding II’s interests to the sole shareholder of the SAC entities. Because of AMERCO’s continuing involvement with SAC Holding II and its subsidiaries, the distribution does not qualify as discontinued operations as defined by SFAS 144.

Mr. Justin Dobbie
Division of Corporate Finance
U.S. Securities and Exchange Commission

Staff’s Comment:

6. We note that the SAC Holdings could take action that would require you to re-determine whether the SAC Holdings is a VIE or whether you are the primary beneficiary. In this regard, tell us and revise your future filings to disclose the nature of such actions.
Company’s Response:

Pursuant to ASC: 810-10-35-4, after the initial determination of whether a legal entity is a VIE, the determination shall be reconsidered if any of the following occur:

a. The legal entity's governing documents or contractual arrangements are changed in a manner that changes the characteristics or adequacy of the legal entity's equity investment at risk.

b. The equity investment or some part thereof is returned to the equity investors, and other interests become exposed to expected losses of the legal entity.

c. The legal entity undertakes additional activities or acquires additional assets, beyond those that were anticipated at the later of the inception of the entity or the latest reconsideration event, that increase the entity's expected losses.

d. The legal entity receives an additional equity investment that is at risk, or the legal entity curtails or modifies its activities in a way that decreases its expected losses.

e. Changes in facts and circumstances occur such that the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity's economic performance. [FIN 46(R), paragraph 7, sequence 107.1]

None of the events delineated in ASC 810-10-35-4 occurred during the period being reported upon in this Form 10-K. We will revise future filings to specifically address these triggering events and affirmatively state whether any such factors occurred. If such events do occur we will report if they result in a change in our determination of status of the SAC Holdings as a VIE and we will continually monitor whether we are the primary beneficiary.  It is our belief that if it is determined SAC Holdings is no longer a VIE, this level of disclosure will not be required.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-4
Staff’s Comment:

7. Please tell us why you classify interest income as part of revenues.

Mr. Justin Dobbie
Division of Corporate Finance
U.S. Securities and Exchange Commission

Company’s Response:

AMERCO operates several insurance subsidiaries.  As part of their normal operations these subsidiaries earn interest income on their investment portfolios and their performance is evaluated based upon these results.  This is reported as interest income in order to provide the reader of our financial statements with adequate operational information.

Staff’s Comment:

8. Please display depreciation and (gains) losses in disposals as separate line items on the face of your Consolidated Statements of Operations.

Company’s Response:

The Company has historically netted gains and losses on dispositions of property, plant and equipment with depreciation expense; our intent is to fully utilize the useful lives of rental trucks and trailers and it is expected that minimal gains or losses will be recognized on disposition.  If we were able to precisely estimate useful lives and salvage values for our rental fleet, gains or losses on the disposition would be inconsequential and would instead be presented as higher or lower depreciation.  Therefore, we view gains or losses on the disposition of equipment to theoretically represent additional or less depreciation expense and should be netted with reported depreciation expense.  The effect on depreciation is displayed in our Statement of Cash Flows included in the Form 10-K for all periods.

ASC 360: Property, Plant, and Equipment requires impairment losses and gains from disposal be included in income from operations and requires disclosure of which caption it is in if not presented in a separate caption.  By not specifying a caption, the FASB leaves room for company judgment about where to include the gains and losses.

Additionally, paragraph 38 of the AICPA Exposure Draft on property, plant and equipment would have required the net book value of retired components of property to be charged to depreciation expense.  The Draft did not discuss where to classify the proceeds from sale, but logically if the net book value is charged to depreciation expense, the proceeds received in a sale would represent salvage value and be reported in the same line in the income statement.  The logic for the proposed classification is that the retirement of the asset requires a final true-up of depreciation. In the Company’s judgment, we believe that presenting gains and losses on the disposal of equipment together with depreciation expense is acceptable under GAAP.

In applicable future filings we will provide parenthetical disclosure on the face of the Consolidated Statement of Operations displaying the (gains) losses on disposal.

Mr. Justin Dobbie
Division of Corporate Finance
U.S. Securities and Exchange Commission

Notes to Consolidated Financial Statements

Note 20. Related Party Transactions, page F-39
Staff’s Comment:

9. In a manner similar to the table presented at the bottom of page F-40, please add tables to summarize the related party revenues and related party costs and expenses shown at the bottom of your Consolidated Statements of Operations. These tables should present related party amounts for each of the fiscal years ended March 31, 2010, 2009 and 2008.

Company’s Response:

Below please find the tabular disclosure you requested.  We will provide tables (similar in form and substance to the tables below) detailing related party revenues and costs and expenses in all future filings of our annul reports on Form 10-K and in our quarterly reports on Form 10-Q.

Related Party Revenues
	Years Ended March 31,
	2010	2009	2008
	(In thousands)
U-Haul interest income revenue from Private Mini	$5,333	$5,313	$5,111
U-Haul management fee revenue from Private Mini	2,202	2,260	2,204
U-Haul interest income revenue from SAC Holdings	18,900	18,375	14,583
U-Haul management fee revenue from SAC Holdings	16,321	17,241	15,995
U-Haul management fee revenue from Mercury	3,109	3,691	4,621
	$45,865	$46,880	$42,514

Related Party Costs and Expenses
	Years Ended March 31,
	2010	2009	2008
	(In thousands)
U-Haul commission expenses to Private Mini	$2,116	$1,825	$1,685
U-Haul commission expenses to SAC Holdings	32,621	32,837	28,452
U-Haul lease expenses to SAC Holdings	2,446	2,418	1,658
	$37,183	$37,080	$31,795

Signatures
Staff’s Comment:

10. Your Form 10-K must be signed by your controller or principal accounting officer. If any person occupies more than one of the positions specified in General Instruction D(2)(a) to Form 10-K you should indicate each capacity in which that person signs the report. Please confirm that future filings on Form 10-K will include this signature.

Mr. Justin Dobbie
Division of Corporate Finance
U.S. Securities and Exchange Commission

Company’s Response:

We confirm that in the Company’s future 10-K filings its Chief Accounting Officer will sign such reports.

Definitive Proxy Statement filed July 15, 2010

General
Staff’s Comment:

11. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Company’s Response:

In connection with the preparation of the Definitive Proxy Statement and in response to Item 402(s) of Regulation S-K, management conducted a review of our compensation policies and practices in order to determine whether any of our policies or practices are reasonably likely to have a material adverse effect on our Company.  In consideration of these matters and after reviewing each element of the Company’s compensation programs including base salary, cash incentives and equity compensation, we determined that (i) our named executive officers' compensation, including incentive compensation, is not a significant percentage of revenue for the Company or any applicable subsidiary’s revenue, (ii) due in large part to the equity ownership of three of our five named executive officers our Company is a  Controlled Company which creates a strong alignment between the interests of management and stockholders, and  (iii) due to the limited nature of our incentive compensation and range of potential increases in salaries year over year, as well as our overall conservative approach to compensation, our policies and programs do not encourage excessive risk-taking by our management or our board of directors and result in a strong alignment between the interests of management and stockholders.

Based on the above conclusions, we addressed risk related to compensation under our Corporate Governance disclosure section on page 5 of the Definitive Proxy Statement as follows:

“Corporate Governance

Compensation Risk Assessment

    The Company has assessed the risks that could arise from its compensation policies for all employees, including employees who are not officers, and has concluded that such policies are not reasonably likely to have a materially adverse effect on the Company.  The Company's compensation

Mr. Justin Dobbie
Division of Corporate Finance
U.S. Securities and Exchange Commission

policies create a strong alignment between the interests of management and stockholders.”

In future filings, we will include this disclosure within the Compensation Discussion and Analysis section of our definitive proxy statement.

Compensation Discussion and Analysis, page 17
Staff’s Comment:

12. We note comment three of our letter you dated January 29, 2009, regarding your Schedule 14A filed July 15, 2008. In that comment we asked you to “discuss in greater detail how you determine the base salary of each named executive officer and the amount of discretionary cash bonus available to each named executive officer.” We note that you do not explain why a discretionary bonus was granted to Gary B. Horton but no other named executive officers during Fiscal 2010, and you do not explain the criteria for granting that particular bonus. Additionally you do not explain why you have frozen the salaries for each of your three highest paid executives for the most recent fiscal year. The purpose of the Compensation Discussion and Analysis disclosure is to provide material information about the compensation objectives and policies for named executive officers without resorting to boilerplate disclosure. See SEC Release No. 33-8732 (August 29, 2006) available at www.sec.gov. Please confirm that in future filings you will expand your Compensation Discussion & Analysis to provide more detailed analysis of the elements and levels of compensation paid to the named executive officers. Please also provide us with your proposed revised disclosure.

Company’s Response:

We will clarify the Analysis of Compensation Decisions in our Compensation Discussion and Analysis disclosure to specifically address discretionary bonuses awarded. In addition, we will continue to consider ways to better explain our straight forward compensation structure which is focused on the evaluation of executive performance by our President:

The compensation for Edward “Joe” Shoen, the Chairman and President of AMERCO, is established by the Compensation Committee.
The compensation for the remaining named executive officers is determined by the President.  Base salaries for the named executive officers did not materially change in fiscal 2010 because at the discretion of the President such changes would not be in the best interests of the Company.
A discretionary bonus was paid to Gary Horton in fiscal 2010 in recognition of his accomplishments as determined by the President.
The increase in Other Compensation for Joe Shoen and James Shoen is related to an increase in fees earned for their service on various boards and committees of the Company and its subsidiaries.

Mr. Justin Dobbie
Division of Corporate Finance
U.S. Securities and Exchange Commission

In connection with responding to your comments, we acknowledge that:
·	the company is responsible for the adequacy and accuracy for the disclosures in the filing,
·	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We believe this letter fully responds to the Staff’s inquiries. We are available at your convenience to discuss this further should you have any questions. Please call me at (602)-263-6804.

AMERCO, Inc.

/s/ Jason A. Berg_______
Jason Berg
Chief Accounting Officer
Principal Financial Officer